FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LTD

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-208238) of Teva Pharmaceutical Industries Limited and in the prospectus contained therein, and the prospectus supplements relating thereto, to the extent not superseded by documents or reports subsequently filed with the Securities and Exchange Commission.

On December 2, 2015, Teva Pharmaceutical Industries Limited (the “Company”) entered into an underwriting agreement (the “ADS Underwriting Agreement”) with Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several underwriters listed in Schedule I thereto (the “Underwriters”), to sell an aggregate of 54,000,000 of its American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, at a public offering price of $62.50 per share. Pursuant to the ADS Underwriting Agreement, the Company granted the Underwriters an option to purchase an additional 5,400,000 ADSs solely to cover overallotments, if any. A copy of the ADS Underwriting Agreement is filed herewith as Exhibit 1.1 and is incorporated by reference herein. The description of the ADS Underwriting Agreement in this report is a summary and is qualified in its entirety by the terms of the ADS Underwriting Agreement.

In addition, on December 2, 2015, the Company entered into an underwriting agreement (the “Preferred Shares Underwriting Agreement”) with Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several Underwriters, to sell an aggregate of 3,375,000 of its 7.00% Mandatory Convertible Preferred Shares (the “Preferred Shares” and, together with the ADSs, the “Shares”), at a public offering price of $1,000.00 per share. Pursuant to the Preferred Shares Underwriting Agreement, the Company granted the Underwriters an option to purchase an additional 337,500 Preferred Shares solely to cover overallotments, if any. A copy of the Preferred Shares Underwriting Agreement is filed herewith as Exhibit 1.2 and is incorporated by reference herein. The description of the Preferred Shares Underwriting Agreement in this report is a summary and is qualified in its entirety by the terms of the Preferred Shares Underwriting Agreement.

The Shares were offered pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-208238).

The terms of the Preferred Shares are set forth in Exhibit A to the Company’s Articles of Association (the “Articles of Association”) and the form of share certificate for the Preferred Shares (the “Preferred Shares Certificate”). The Articles of Association were previously filed as Exhibit 99.2 to the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on November 5, 2015, which exhibit is incorporated herein by reference. The Preferred Shares Certificate is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

The legality opinion of Tulchinsky Stern Marciano Cohen Levitski & Co. as to matters of Israeli law is attached hereto as Exhibit 5.1 and is incorporated herein by reference. The legality opinion of Willkie Farr & Gallagher LLP as to matters of New York law is attached hereto as Exhibit 5.2 and is incorporated herein by reference.

On December 8, 2015, the Company issued a press release announcing that it has closed its concurrent offerings of 54,000,000 ADSs and 3,375,000 Preferred Shares pursuant to the above-referenced Underwriting Agreements. The net proceeds from the ADS offering and the Preferred Share offering were approximately $3.29 billion each, after estimated underwriting discounts, commissions and offering expenses payable by the Company. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

By:		/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & CFO

Date: December 8, 2015

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit 1.1	Underwriting Agreement, dated December 2, 2015, by and among Teva Pharmaceutical Industries Limited and Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several underwriters listed in Schedule I thereto, relating to the ADSs.

Exhibit 1.2	Underwriting Agreement, dated December 2, 2015, by and among Teva Pharmaceutical Industries Limited and Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several underwriters listed in Schedule I thereto, relating to the Mandatory Convertible Preferred Shares.

Exhibit 4.1	Articles of Association of Teva Pharmaceutical Industries Limited (English translation or summary from Hebrew original, which is the official version, except as to Exhibit A thereto, the official version of which is in English) (incorporated by reference to Exhibit 99.2 to Teva Pharmaceutical Industries Limited’s Report of Foreign Private Issuer on Form 6-K filed on November 5, 2015 (Reg. No. 001-16174)).

Exhibit 4.2	Form of Certificate for 7.00% Mandatory Convertible Preferred Shares.

Exhibit 5.1	Opinion of Tulchinsky Stern Marciano Cohen Levitski & Co. (Israeli law).

Exhibit 5.2	Opinion of Willkie Farr & Gallagher LLP (New York law).

Exhibit 23.1	Consent of Tulchinsky Stern Marciano Cohen Levitski & Co. (included in Exhibit 5.1).

Exhibit 23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2).

Exhibit 99.1	Press Release dated December 8, 2015.